AMERICAN FIDELITY SECURITIES, INC.

Financial Statements and Schedules

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

AMERICAN FIDELITY SECURITIES, INC.

Table of Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
American Fidelity Securities, Inc.:

We have audited the accompanying statement of financial condition of American Fidelity Securities, Inc. (the Company) (a wholly owned subsidiary of American Fidelity Assurance Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Fidelity Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/KPMG LLP

Oklahoma City, Oklahoma
February 7, 2017

AMERICAN FIDELITY SECURITIES, INC.

Statement of Financial Condition

December 31, 2016

Assets

Cash	$	559
Certificates of deposits at cost		54,000
Accounts receivable-parent		3,035
Accrued interest receivable		441
Accrued fees receivable		38,059
Total assets	$	96,094

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable	$	3,035
Accrued expenses payable-parent		33,634
Accrued expense payable-other		4,425
Total liabilities		41,094

Stockholder's equity:

Common stock, par value $10 per share. Authorized 5,000 shares; issued and outstanding 1,000 shares		10,000
Additional paid-in capital		45,000
Total stockholder's equity		55,000
Total liabilities and stockholder's equity	$	96,094

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Operations

Year ended December 31, 2016

Revenues:		
Fees for variable annuity insurance contracts	$	1,178,442
Interest		382
		1,178,824
Expenses:		
Fees to affiliated service providers		955,133
Regulatory fees and expenses		223,691
		1,178,824
Net income	$	—

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2016

	Common stock	Additional paid-in capital	Total stockholder's equity
Balance, December 31, 2015	$ 10,000	45,000	55,000
Net income	—	—	—
Balance, December 31, 2016	$ 10,000	45,000	55,000

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities:		
Net income	$	—
Adjustment to reconcile net income to net cash used in operating activities:		
Increase in accrued interest receivable		(342)
Increase in fees receivable		(7,112)
Increase in liabilities		7,112
Net cash used in operating activities		(342)
Cash flows from investing activities:		
Proceeds from matured certificates of deposit		40,000
Purchases of certificates of deposit		(40,000)
Net cash provided by investing activities		—
Net decrease in cash		(342)
Cash, beginning of year		901
Cash, end of year	$	559

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

American Fidelity Securities, Inc. (the Company) is a wholly owned subsidiary of American Fidelity Assurance Company (AFA), a life insurance company. The Company is a non-carrying subscription broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary function is to act as a broker-dealer in the business of effecting transactions for the American Fidelity Separate Account A, American Fidelity Separate Account B, and American Fidelity Separate Account C (the Funds), separate accounts of AFA. The Company also acts as the broker-dealer for other affiliated and nonaffiliated entities.

Under terms of an underwriting agreement with AFA, the Company earns fees from the variable annuity insurance contracts issued by AFA to participants in the Funds. The Company does not hold funds or securities for, or owe funds or securities to, the Funds. AFA keeps certain books and records for the Company. Under a management agreement with AFA, AFA charges the Company for costs incurred not to exceed net earnings by the Company for services rendered under the contract. AFA charged the Company fees of $955,133 in 2016. As of December 31, 2016 the Company has recorded accounts receivable and accrued expenses from AFA of $3,035 and $33,634 respectively and are settled at the end of the following month. Although the Company believes the related party charges described above are reasonable, no assurance can be given that the costs recognized in the accompanying statement of operations are reflective of the costs that the Company would incur on a stand-alone basis.

Accrued fees receivable are derived from revenue sharing and concessions earned on 2016 business activity.

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with maturities of three months or less.

(d) Investments

The Company groups its financial assets measured at fair value in three levels, based on inputs and assumptions used to determine the fair value. These levels are: Level 1 – quoted prices in active markets for identical securities. Level 2 – other significant observable inputs. Level 3 – significant unobservable inputs. The Company's certificates of deposit are carried at cost, which approximates fair value due to the short period of time to maturity, and are considered a Level 2 measurement.

(Continued)

(e) *Revenue*

Fees for variable annuity insurance contracts are recorded on a trade-date basis or earned over the service period. These fees are comprised of sales, distribution, withdrawal and policy maintenance charges. Fees from the Funds and affiliates were $1,024,188 and $154,254 from other non-affiliated entities for a total of $1,178,442 in 2016.

(f) *Income Taxes*

No provision for income taxes was recognized because the Company's revenues equals the expenses incurred, and because the tax bases of its assets and liabilities equal the book bases. The Company is included in the American Fidelity Corporation and Subsidiaries consolidated federal income tax return.

The Company recognizes and measures unrecognized tax positions in accordance with Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company has no unrecognized tax positions at December 31, 2016.

As of December 31, 2016, the Company has no accrued interest and penalties related to unrecognized tax positions. The Company would recognize interest accrued related to unrecognized tax positions in interest expense and penalties accrued in operating expense, should they occur.

The tax years 2013 through 2016 remain open to examination by the U.S. federal jurisdiction and various states to which the Company is subject. The Company is not currently under examination by any taxing authority and does not expect any material changes to its unrecognized tax positions within the next twelve months.

(2) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Broker-dealers that transact business only in investment company shares and variable annuities and that do not receive customer moneys or securities must maintain net capital of the greater of $5,000 or 6 2/3% of aggregated indebtedness. The Company has net capital of $34,952 as of December 31, 2016.

Part IIA of the Company's most recent annual report to the Securities and Exchange Commission is available at the Company's office and the regional office of the Securities and Exchange Commission in New Orleans, Louisiana.

(3) Subordinated Liabilities

The Company incurred no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2016.

(Continued)

(4)   Rule 15c3-3

The Company identified the following provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3(k)(1). Under this exemption, the *Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements* are not required.

(5)   Commitments and Contingencies

The Company is a party to various legal actions arising in the normal course of business. None of the actions in management's opinion involve amounts material to the financial statements taken as a whole. Any legal costs or judgments against the Company that exceed its capital would be funded by the management agreement between the Company and AFA.

(6)   Subsequent Events

The Company has evaluated subsequent events through February 7, 2017, the date the financial statements were available to be issued.

AMERICAN FIDELITY SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2016

Computation of net capital:		
Total stockholder's equity	$	55,000
Total stockholder's equity qualified for net capital		55,000
Total capital		55,000
Deductions:		
Nonallowable receivables		20,048
Net capital		34,952
Computation of net capital requirement:		
Minimum dollar net capital requirement		5,000
Excess net capital	$	29,952
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of the minimum net capital)	$	28,952
Computation of aggregate indebtedness:		
Total liabilities (from statement of financial condition)	$	41,094
Percentage of aggregate indebtedness to net capital		118%

There were no differences between the computation of net capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing as of December 31, 2016.

See accompanying report of independent registered public accounting firm.

AMERICAN FIDELITY SECURITIES, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3,

Computation for Determination of Reserve Requirements for PAB Accounts, and

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(1) of the Rule.

See accompanying Report of Independent Registered Public Accounting Firm



American Fidelity Securities, Inc.
a different opinion
Member FINRA

February 7, 2017

AMERICAN FIDELITY SECURITIES, INC. EXEMPTION REPORT

American Fidelity Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k)(1). The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2016, without exception.

American Fidelity Securities, Inc.

I, Shirley Williams, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Shirley Williams

Shirley Williams
Assistant Vice President
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
American Fidelity Securities, Inc.:

We have reviewed management's statements, included in the accompanying American Fidelity Securities, Inc. Exemption Report (the Exemption Report), in which (1) American Fidelity Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3-(k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP
KPMG LLP

Oklahoma City, Oklahoma
February 7, 2017